SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-C

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CATELLUS DEVELOPMENT CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options To Purchase Common Stock, $.01 Par Value

(Title of Class of Securities)

149111-10-6

(CUSIP Number of Class of Underlying Securities)

Vanessa Washington

Senior Vice President and General Counsel

Catellus Development Corporation

201 Mission Street

San Francisco, California 94105

(415) 974-4500

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons))

Copy to:

Frederick B. McLane, Esq.

O’Melveny & Myers LLP

400 S. Hope Street

Los Angeles, California 90071

(213) 430-6000

CALCULATION OF FILING FEE*

Transaction Value*	Amount of Filing Fee

Not Applicable	Not Applicable

*	No filing fee is required because this filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-part tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐.

Attached are excerpts from the Proxy Statement/Prospectus on Amendment No. 2 to Form S-4 (File No. 333-104965) filed with the Securities and Exchange Commission on July 28, 2003 by Catellus SubCo, Inc., which relate to the conversion of Catellus Development Corporation (“Catellus”) into a real estate investment trust and to Catellus’ 2003 Annual Meeting of Stockholders. The Proxy Statement/Prospectus contains a proposal submitted for the approval of Catellus stockholders to amend Catellus’ Amended and Restated 2000 Performance Award Plan (the “2000 Plan”) to facilitate the exchange of certain unvested outstanding stock options for replacement grants of restricted stock or restricted stock units (the “Exchange Offer”).

The Proxy Statement/Prospectus does not constitute an offer to holders of eligible options to exchange their options for restricted stock or restricted stock units. Any offer will be made only through an offer to purchase and related materials. If Catellus’ stockholders approve the amendment to the 2000 Plan and the agreement and plan of merger among Catellus, Catellus SubCo, Inc., a newly formed wholly owned subsidiary of Catellus, and Catellus Operating Limited Partnership, a subsidiary controlled by Catellus SubCo, Inc. (the “Merger”), which will implement the restructuring of Catellus to allow Catellus to qualify as a real estate investment trust, then the Exchange Offer is expected commence as soon as practicable following stockholder approval of the amendment to the 2000 Plan and the Merger.

At the time that the Exchange Offer is commenced, Catellus will provide to option holders who are eligible to participate in the Exchange Offer written materials explaining the terms, conditions and timing of the Exchange Offer. Persons who are eligible to participate in the Exchange Offer should read these written materials carefully when they become available because they will contain important information about the Exchange Offer. Catellus will also file these materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Exchange Offer. Catellus stockholders and option holder will be able to obtain these written materials and other documents filed by Catellus with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov or by directing a request when such a filing is made to Catellus Development Corporation, 201 Mission Street, Second Floor, San Francisco, California, 94105, Attn: Director of Investor Relations, or by telephone at (415) 974-4649, or email at InvestorRelations@catellus.com.

ITEM 12.    EXHIBITS

(a) (1) Excerpts from Proxy Statement/Prospectus Amendment No. 2 to Form S-4 filed with the Securities and Exchange Commission on July 28, 2003 by Catellus SubCo, Inc.

EXHIBIT INDEX

Exhibit Number	Description of Document

(a)(1)	Excerpts from Proxy Statement/Prospectus Amendment No. 2 to Form S-4 (File No. 333-104965) filed with the Securities and Exchange Commission on July 28, 2003 by Catellus SubCo, Inc.

2